Form 6-K


                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.20549


                       Report of Foreign Private Issuer


                      Pursuant to Rule 13a-16 or 15d-16
                    of the Securities Exchange Act of 1934


                    For the month of    January    2004



                         PINE VALLEY MINING CORPORATION
________________________________________________________________________
                (Translation of registrant's name into English)


         501 - 535 Thurlow Street Vancouver, B.C. Canada V6E 3L2
________________________________________________________________________
                (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.


                         Form 20-F ..X....  Form 40-F ......


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934.


                         Yes ..........    No ....X.....


If Yes is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ___________________


PINE VALLEY MINING CORPORATION COMPETES WILLOW CREEK COAL ACQUISITION AND PRIVATE PLACEMENT


VANCOUVER, BRITISH COLUMBIA, January 7, 2004 - Pine Valley Mining Corporation (TSX-VE: PVM; NASD OTC: PVMCF) (the "Company" or "Pine Valley") along with its wholly owned subsidiary, Falls Mountain Coal Inc. ("Falls Mountain"), have purchased Mitsui Matsushima Canada Limited's ("Mitsui") 33.33% interest in the Willow Creek Joint Venture. Falls Mountain now owns 100% of the Willow Creek Coal Project.

Pine Valley is focussed on financing and developing the Willow Creek Coal Project in 2004. The Company has developed mine plans, subject to financing, to initially undertake production at a rate of 500,000 tonnes per year on an annualized basis during the spring 2004, increasing to 1,000,000 tonnes per year after the summer 2004 construction season.

The Willow Creek Coal Project's economics are affected by many factors. The exposure to the foreign exchange of the Canadian dollar is an important factor which has negatively impacted the Willow Creek Coal Project economics over the past year. Another key factor is coking coal contract prices, which have seen a marked improvement in recent months. The Company must secure financing and coal contracts in order to achieve a positive Willow Creek Coal Project development commitment decision. The time required for construction and mobilization after a financing commitment decision is estimated at 3-5 months.

Willow Creek Purchase
Falls Mountain has paid Mitsui C$2.0 million of a $6.0 million purchase price for Mitsui's 33.33% interest in the Willow Creek Joint Venture. Falls Mountain has an outstanding debt obligation to Mitsui of C$4.0 million with interest of 7% compounded daily. The debt obligation will be backed by security over Pine Valley's assets. The debt is repayable according to the following schedule:
   a) C$ 200,000 by June 30, 2004;
   b) C$ 300,000 by September 30, 2004;
   c) C$1,500,000 by December 31,2004
   d) C$1,000,000 by March 31, 2005; and
   f) C$1,000,000 by June 30, 2005.

Private Placement Closing
The Company has closed a non-brokered private placement for C$1,600,000, issuing 8,000,000 units at a price of C$0.20 per unit. Each unit consists of one common share and one warrant, one warrant being exercisable at a price of C$0.22 to purchase one common share for one year and exercisable at a price of C$0.25 to purchase one common share during the second year. The units are subject to four month hold period expiring May 7, 2004.

Insiders of the Company acquired 5,235,000 units of the private placement. Mark Smith, owner of over 20% of the Company's outstanding shares, purchased 935,000 units, to increase his ownership in the Company's securities to 13,226,113 common shares representing 27.3 % of the Company's outstanding shares after the closing of the private placement. The balance of participation by insiders in the private placement was the purchase of 4,000,000 units by The Rockside Foundation, 250,000 units by Clay Gillespie Financial Management Ltd., a company controlled by Clay Gillespie and 50,000 units by Mark Fields.

The C$1,600,000 proceeds from the private placement will be used to pay C$1,500,000 of the C$2,000,000 payment to Mitsui to acquire its 33.33% interest in the Willow Creek Joint Venture. C$500,000 of the C$2,000,000 purchase price had been paid previously as a deposit. The balance of the private placement will be used for general working capital.

Debt Settlement
The Company's former President, Richard Palmer, and its current President, Graham Mackenzie, had employment agreements for the provision of management and technical services with the Company's Australian subsidiary, Pine Valley Coal Pty Limited ("PV Australia"), in each case effective March, 2003 (the "Agreements"). Pursuant to the Agreements, PV Australia has certain outstanding payment obligations to each of Palmer and Mackenzie, which obligations PV Australia is entitled to settle by paying cash or delivering Common shares in the capital of the Company ("Shares") to each of Palmer and Mackenzie. The Company will apply to the TSX Venture Exchange for approval to settle the outstanding obligations to Richard Palmer through to the completion of his contract in the amount of Australian $101,502 and to Mackenzie as at December 31, 2003 in the amount of $74,705. At the exchange rate of 0.9876 as of January 6, 2004 these amounts are C$100,243 and C$73,779 respectively, to be settled by way of the issuance of 400,972 Shares and 295,116 Shares, respectively, at a deemed price of C$0.25 per Share, subject to approval by the TSX Venture Exchange.

PINE VALLEY MINING CORPORATION

"Graham Mackenzie"
Graham Mackenzie
President and Chief Executive Officer
###
Contacts:
Graham Mackenzie                      Mark Fields
President & CEO                       Executive Vice President
(604) 682-4678                       (604) 682-4678
Vancouver, British Columbia, Canada
Graham.Mackenzie@radiant.net          markfields@radiant.net


The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

CAUTIONARY STATEMENT
This news release contains certain "forward looking statements", as defined in the United States Private Securities Litigation Reform Act of 1995, that involve a number of risks and uncertainties including but not limited to economic, competitive, governmental and geological factors effecting the Company's operations, markets, products and prices and other risk factors. There can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Discussion of the risk factors faced by the Company are discussed in greater detail in the Company's various filings with the Securities and Exchange Commission and Canadian securities regulators, including the Company's Form 20-F dated September 30, 2003 and the Company's Annual Information Form dated September 17, 2003.








                                  Signatures




 Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.









                                          Pine Valley Mining Corporation

Date:    January 7, 2004                " Graham Mackenzie "
                                      President and Chief Executive Officer